Exhibit 99.1

BiondVax announces Third Quarter 2021 Financial Results and Provides Business Update

Jerusalem, Israel – November 30, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), which focuses on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today published its third quarter financial results for the quarter ended September 30, 2021 and provided a business update.

Business Update

•	As recently announced, BiondVax signed a term sheet with the world-renowned Max Planck Society (MPG) and the University Medical Center Göttingen (UMG), Germany, for a broad strategic collaboration for the creation of an innovative VHH-antibody (VHH-Ab) pipeline.
•	VHH antibodies exhibit distinct advantages over monoclonal antibodies for a number of disease conditions. The collaboration with MPG and UMG would focus on large addressable markets, with known and validated drug targets (thereby shortening development timelines and lowering risk), and where the VHH-Ab advantages have the potential to capture significant market share. Scientists at MPG and UMG are among the leaders worldwide in designing VHH-Abs with superior specificity and binding affinity, traits which can increase efficacy, reduce side effects, and at a lower cost than currently available monoclonal antibodies. In addition, the small size and thermostability of VHH-Abs allows treatment through inhalation, intradermal and other favorable routes of administration and without the need for enhanced cold chain storage and transport. Together, these attributes have the potential to create significant competitive advantages.
•	Manufacturing preparations underway: To accelerate development timelines, BiondVax has initiated preparations for the manufacturing of VHH-Abs at the Company’s GMP biologics manufacturing facility in Jerusalem. Furthermore, BiondVax’s current and 2022 planned activities, such as setting-up equipment, developing analytical methods, and training staff, will be oriented toward all VHH-antibody production arising out of the collaboration.
•	COVID-19 variants of concern: Max Planck’s currently developed VHH-Ab has demonstrated superior neutralization of all major Variants of Concern (VoC), including Delta. The COVID-19 license agreement between BiondVax and Max Planck will also include an accompanying research collaboration agreement that provides BiondVax with exclusive access to ongoing life-cycle improvements of the COVID-19 VHH-Abs for emerging VoCs including Omicron.
•	The European Investment Bank (EIB) has indicated that it supports BiondVax’s new strategic turnaround plans. The parties are currently in discussions to renegotiate the terms of the EIB’s €24 million loan to BiondVax in a manner that would serve both parties’ long-term interests. BiondVax will update its shareholders regarding terms of such negotiations if and once the parties reach an agreement.
•	The Annual General Meeting (AGM) of Shareholders of the Company will be held on December 27, 2021. Resolutions to be voted upon at the AGM include the election to the Company’s Board of Directors of Jay Green, former Senior Vice President Finance and CFO of GlaxoSmithKline plc (NYSE: GSK) global vaccine business. Further information about the AGM, including a link to the Proxy Statement and voting card, are available on the SEC website at https://www.sec.gov/Archives/edgar/data/0001611747/000121390021060974/ea151013-6k_biondvaxpharma.htm. Shareholders are invited to contact their broker for voting procedures.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Amir Reichman, BiondVax’s CEO, stated, “The innovative VHH-antibody platform, combined with our agile manufacturing capabilities and planned ongoing collaboration with Max Planck, will enable us to respond quickly to new COVID variants of concern, including Omicron. By preparing now to manufacture batches in-house for preclinical studies, we are streamlining manufacturing for clinical and commercial batches of therapies for known and emerging COVID-19 variants, as well as for the anticipated psoriasis, asthma, macular degeneration, and psoriatic arthritis VHH-antibody therapies. BiondVax is in the process of a transformative turnaround, and we are working with urgency to bring VHH-antibody therapies with compelling commercial potential that address important healthcare needs to the market.”

Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.229 (NIS/$US), the rate as of the close of business on September 30, 2021.

•	R&D expenses for the three months ended September 30, 2021 decreased to NIS 2.0 million ($0.6 million) from NIS 12.6 million for the three months ended September 30, 2020. This decrease was primarily attributable to expenses related to a Phase 3 clinical trial and related operations at our biologics manufacturing facility that took place during Q3 2020. As previously reported, the trial concluded in Q4 2020.
•	Marketing, general and administrative expenses for the three months ended September 30, 2021 decreased to NIS 6.2 million ($1.9 million) from NIS 7.3 million for the three months ended September 30, 2020. This decrease of NIS 1.1 million ($0.34 million) was primarily due to a decrease of NIS 0.4 million in salary and salary related expenses, decrease of NIS 1.6 million in share-based payments expenses offset with increased professional expenses of NIS 0.7 million.
•	Operating expenses for the three months ended September 30, 2021 were NIS 8.2 million ($2.5 million) compared with NIS 20.0 million for the three months ended September 30, 2020.

As of September 30, 2021, BiondVax had cash and cash equivalents of NIS 34.6 million ($10.7 million) as compared to NIS 39.9 million as of June 30, 2021.

Unaudited Q3 financial results will be submitted to the Securities and Exchange Commission. A summary is included in the tables below.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding execution of a definitive agreement with the Max Planck Society and the University Medical Center Göttingen; the therapeutic and commercial potential of VHH antibodies and agreement with EIB regarding the restructuring of the loan from EIB. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax will not execute a definitive agreement with the Max Planck Society and the University Medical Center Göttingen; the risk that the therapeutic and commercial potential of VHH antibodies will not be met; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from EIB; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
	December 31,	September 30,		September 30,
	2020	2020	2021	2021
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	9,421	24,774	34,672	10,738
Other receivables	1,204	2,930	1,426	442

	10,625	27,704	36,098	11,180
LONG-TERM ASSETS:
Property, plant and equipment	39,607	39,889	38,607	11,956
Right-of-use assets	6,206	6,433	5,874	1,819
Other long-term assets	473	891	446	138

	46,286	47,213	44,927	13,913

	56,911	74,917	81,025	25,093
CURRENT LIABILITIES:
Trade payables	1,868	8,213	3,313	1,026
Operating lease liabilities	654	653	777	241
Loan from others	60,421	-	64,488	19,972
Other payables	1,246	2,289	1,693	524

	64,189	11,155	70,271	21,763
LONG-TERM LIABILITIES:
Operating lease liabilities	6,088	6,268	5,905	1,829
Loan from others	-	59,242	-	-
Other payables	1,135	-	568	176
Severance pay liability, net	95	93	95	29

	7,318	65,603	6,568	2,034
SHAREHOLDERS' EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 shares at September 30, 2021 (unaudited) and 600,000,000 shares at September 30, 2020 (unaudited) and at December 31, 2020; Issued and outstanding: 573,285,824 shares at September 30, 2021 (unaudited), 460,822,640 shares at September 30, 2020 (unaudited) and 461,285,824 shares at December 31, 2020	*)-	*)-	*)-	*)-
Share premium	310,197	308,855	358,204	110,933
Accumulated deficit	(324,793)	(310,696)	(354,018)	(109,637)

	(14,596)	(1,841)	4,186	1,296
	56,911	74,917	81,025	25,093

*)	Represents less than NIS\USD 1.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2020	2020	2021		2021	2021
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	51,463	12,579	2,024	43,595	6,677	2,068
Marketing, general and administrative	16,687	7,303	6,201	12,423	17,208	5,329
Other income	(75,484)	(75,485)	-	(75,485)	-	-

Total operating expenses (income)	(7,334)	(55,603)	8,225	(19,467)	23,885	7,397

Operating income (loss)	7,334	55,603	(8,225)	19,467	(23,885)	(7,397)

Financial income	3,843	-	1,980	5,034	2,802	868
Financial expense	(15,632)	(288)	(2,801)	(14,859)	(8,142)	(2,522)

Net Income (loss)	(4,455)	55,315	(9,046)	9,642	(29,225)	(9,051)

Basic net income (loss) per share (NIS)	(0.01)	0.12	(0.02)	0.02	(0.05)	(0.02)
Diluted net income (loss) per share (NIS)	(0.01)	0.10	(0.02)	0.02	(0.05)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	443,260,878	461,046,640	573,205,607	437,381,202	559,239,052	559,239,052
Weighted average number of shares outstanding used to compute diluted income (loss) per share	443,260,878	538,495,403	573,205,607	497,489,765	559,239,052	559,239,052

The notes in the Company's quarterly report are an integral part of the financial statements. The complete financial results are available in the Form 6-K to be filed with the Securities and Exchange Commission.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com